Dejour Enterprises Ltd.

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

Dejour Energy (USA) Corp.	Nevada, USA
Dejour Energy (Alberta) Ltd.	Alberta, Canada